Exhibit 1

Harry Winston Diamond Corporation Announces Third Quarter Fiscal 2008 Results

- Third Quarter Sales Increased 22% to $176.5 million

- Third Quarter Earnings from Operations Increased 79% to $66.3 million

TORONTO, CANADA (December 12, 2007) – Harry Winston Diamond Corporation (TSX: HW, NYSE: HWD) today reported consolidated earnings from operations of $66.3 million for the third quarter of Fiscal 2008, a 79% increase over the prior year’s comparable period. The operating earnings growth was driven by a 22% increase in sales to $176.5 million and a 44% increase in gross margin to $101.9 million.

Strong operating results were offset by a $40.6 million foreign exchange loss, or $0.70 per share, primarily resulting from the revaluation of future income taxes. During the third quarter that ended October 31, 2007, the Canadian dollar, relative to the U.S. dollar, strengthened to $1.06, representing a 13% increase over the second quarter. As a result, the Company posted a net loss of $7.4 million or $(0.13) per share compared to net earnings of $18.8 million, or $0.32 per share, in the prior year’s period. Excluding the impact of the foreign exchange loss for the third quarter, net earnings would have been $33.2 million, or $0.57 per share.

Rio Tinto Plc, the operator of the Diavik Diamond Mine, has approved a two-year capital programme to complete the development of an underground mine which secures the future of the Diavik Project beyond 2020. With this new development plan in hand, Harry Winston is well advanced in extending its existing debt facilities which, together with cash flow from operations, will fund Harry Winston’s estimated additional $218 million contribution to complete this project having already contributed $77 million over the last year. To ensure prudent fiscal management it is the intention of the Board of Directors to continue to pay dividends of $0.05 per quarter during the construction period. The Board of Directors has, therefore, declared a dividend of $0.05 per share to be paid on January 21, 2008 to shareholders of record on December 28, 2007.

Third Quarter Fiscal 2008 Financial Highlights
(US$ in millions except Earnings per Share amounts)

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	Oct. 31,	Oct. 31,	Oct. 31,	Oct. 31,
	2007	2006	2007	2006
Sales	176.5	145.2	491.1	404.5
Earnings from operations	66.3	37.1	158.6	109.6
Net earnings (loss)	(7.4)	18.8	16.0	77.0
Earnings (loss) per share (diluted)	$(0.13)	$0.32	$0.27	$1.30
Currency exchange loss	(40.6)	(1.6)	(65.7)	(1.0)
Currency exchange loss per share	$(0.70)	$(0.03)	$(1.12)	$(0.02)

"I am pleased with the record quarterly and year-to-date sales and strong earnings from operations. Harry Winston Diamond Corporation’s 79% increase in operational results underscores the importance of our unique marketing position as a pure diamond company. As the diamond production from the Diavik Mine increases, we are poised to take advantage of the growing global demand against a backdrop of diminishing world diamond supply," said Robert Gannicott, Chairman and Chief Executive Officer. "In addition, our Harry Winston retail business, with an expanding worldwide network of salons, continues to focus on long-term growth and profits."

Thomas J. O’Neill, President of Harry Winston Diamond Corporation and Chief Executive Officer of Harry Winston Inc., added, "During the quarter, we continued to focus on a calibrated growth strategy and to strengthen our core business. Although we faced a more challenging U.S. environment, we were pleased with our momentum in Asia and Europe for Harry Winston jewelry and watches. We continue to see an increasing demand for our designed and hand-crafted diamond jewelry and watches in our salons and in our select wholesale watch network worldwide."

Alice Murphy, Chief Financial Officer, said "Although our foreign exchange loss is substantially non-cash, the strengthening of the Canadian dollar throughout the year has dramatically impacted our year-to-date net earnings and entirely masked our strong third quarter operational results. Currently, the foreign exchange rate is close to parity which would support a currency gain in the fourth quarter should this rate continue to January 31, 2008 year end."

Mining Segment Results

Mining revenues, representing production and sales of rough diamonds, increased 35% or $32 million, to $122.7 million in the third quarter. The Company held three primary rough diamond sales in the third quarter and two primary sales in the comparable quarter of the prior year. In addition, as the Company continues to expand its rough diamond sales network, sales are now conducted throughout the quarter in selling offices in Belgium, Israel and India.

Mining earnings from operations were $70.0 million, representing a 72% increase, or $29.4 million, from the prior year comparable quarter. Additional highlights of the Harry Winston Diamond Corporation’s 40% share of the Diavik Mine production include:

(Reported on a one-month lag)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
Diamond recovered (000s carats)	1,249	1,132	3,600	2,934
Grade (carats/tonne)	4.75	3.92	4.95	4.02
Operating costs, cash
($US millions)	28.2	26.4	79.7	71.1
Operating costs per carat, cash ($US)	23	23	22	24

Retail Segment Results

Harry Winston’s retail segment reported sales of $53.8 million compared to $54.5 million for the comparable quarter of the prior year, or relatively flat to last year. International sales increased 16%, or $4.8 million, to $34.4 million in the third quarter as a result of increases in existing store sales and sales from three new salons that helped offset the effects of a robbery at the Paris Salon. U.S. third quarter sales decreased 22%, or $5.5 million, from $24.9 million to $19.4 million primarily due to the effect of volatility in the U.S. financial markets. As a result, the segment reported a loss from operations of $3.6 million compared to a loss of $3.5 million in the prior year. In addition, included in last year’s quarterly results was a $6.3 million adjustment for stock compensation triggered by the acquisition of the remaining portion of the Harry Winston Inc. operations.

At the end of the third quarter, the Company operated 16 salons compared to 12 salons in the prior year. In addition, during the third quarter the Company opened a new watch manufacturing facility in Geneva, Switzerland to support increased capacity for the growing timepiece business.

Web cast

As previously announced, Harry Winston Diamond Corporation will host a webcast on Thursday, December 13th beginning at 9:00 AM (EST) to review these results and its outlook. Interested parties may listen to a broadcast on the Company’s website at investor.harrywinston.com. An online archive of the webcast will be available on the Company’s website later the same day. Harry Winston Diamond Corporation’s unaudited consolidated interim financial statements together with Management’s Discussion and Analysis are available on the Company’s web site and on SEDAR (www.sedar.com).

Information in this news release that is not current or historical factual information may constitute forward-looking information or statements within the meaning of applicable securities laws. Implicit in this information, particularly in respect of statements as to future operating results and economic performance of Harry Winston Diamond Corporation, and capital commitments at the Diavik Mine, are assumptions regarding projected revenue and expense, diamond prices, mining and mine construction and development costs and the Canadian/US dollar exchange rate. Specifically, in estimating Harry Winston Diamond Corporation’s share of the Diavik Mine capital expenditure requirements, Harry Winston Diamond Corporation has used a Canadian/US dollar exchange rate of $1.00, and has assumed that construction will continue on schedule and without undue disruption with respect to current underground mining construction initiatives. These assumptions, although considered reasonable by Harry Winston Diamond Corporation at the time of preparation, may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining and mine development activities, risks associated with underground construction activities, risks associated with joint venture operations, risks associated with the remote location of the Diavik Mine site, risks associated with regulatory and financing requirements, fluctuations in diamond prices, changes in world economic conditions and the risk of continued fluctuations in the Canadian/US dollar exchange rate.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation (NYSE: HWD; TSX: HW) is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. The company supplies rough diamonds to the global market from its 40% interest in the Diavik Diamond Mine, located in Canada’s Northwest Territories. The company’s retail division, Harry Winston, Inc., is a premier jewelry and timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Tokyo and Beverly Hills. For more information, please go to www.harrywinston.com or for investor information, visit investor.harrywinston.com.

Contact:
Nancy Murray
nmurray@harrywinston.com
212-245-2000